UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

JAZZ PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

472147 10 7
(CUSIP Number)

Patrick G. Enright
Managing Member
Longitude Capital Partners, LLC
800 El Camino Real, Ste 220
Menlo Park, CA  94025
(650) 854-5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2011
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Longitude Capital Partners, LLC

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) (b)	☐ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	3,831,9242

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	3,831,9242

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,831,9242

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.98%3

(14)	Type of reporting person (See Instructions)	OO

1	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2	Consists of 2,884,057 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.
3
The percentage was calculated based upon 42,687,146 of common stock, as follows: 41,739,279 shares of Common Stock outstanding as of July 25, 2011 as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and 947,867 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D/A

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Longitude Venture Partners, L.P.

(2)	Check the Appropriate Box If a Member of a Group (See Instructions)	(a) (b)	☐ ☐

(3)	SEC Use Only

(4)	Source of funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared voting power	3,831,9242

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	3,831,9242

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,831,9242

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.98%3

(14)	Type of Reporting Person (See Instructions)	PN

1	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2	Consists of 2,884,057 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.
3
The percentage was calculated based upon 42,687,146 of common stock, as follows: 41,739,279 shares of Common Stock outstanding as of July 25, 2011 as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and 947,867 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D/A

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Longitude Capital Associates, L.P.

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) (b)	☐ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	3,831,9242

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	3,831,9242

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,831,9242

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	8.98%3

(14)	Type of reporting person (See Instructions)	PN

1	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2	Consists of 2,884,057 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock.
3
The percentage was calculated based upon 42,687,146 of common stock, as follows: 41,739,279 shares of Common Stock outstanding as of July 25, 2011 as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and 947,867 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons.

SCHEDULE 13D/A

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Patrick G. Enright

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) (b)	☐ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	3,886,9712

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	3,886,9712

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,886,9712

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	9.09%3

(14)	Type of reporting person (See Instructions)	IN

1	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2
Consists of 2,884,057 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock, as well as 45,833 shares of Common Stock underlying stock options issued to Patrick G. Enright and 9,214 shares of Common Stock underlying phantom stock issued to Patrick G. Enright, as will have vested, in the aggregate, 60 days from the date hereof.

3
The percentage was calculated based upon 42,742,193 of common stock, as follows: 41,739,279 shares of Common Stock outstanding as of July 25, 2011 as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and 947,867 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons, as well as 45,833 shares of Common Stock underlying stock options issued to Patrick G. Enright and 9,214 shares of Common Stock underlying phantom stock issued to Patrick G. Enright, as will have vested, in the aggregate, 60 days from the date hereof.

SCHEDULE 13D/A

CUSIP NO. 472147 10 7

(1)	Name of Reporting Persons	Juliet Tammenoms Bakker

(2)	Check the Appropriate Box If A Member of a Group (See Instructions)	(a) (b)	☐ ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO1

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power	None

(8)	Shared Voting Power	3,886,9712

(9)	Sole Dispositive Power	None

(10)	Shared Dispositive Power	3,886,9712

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,886,9712

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	9.09%3

(14)	Type of reporting person (See Instructions)	IN

1	Investment funds from limited partners were used to acquire those securities over which the Reporting Persons have shared voting and dispositive power.
2
Consists of 2,884,057 shares of Common Stock and warrants to purchase 947,867 shares of Common Stock, as well as 45,833 shares of Common Stock underlying stock options issued to Patrick G. Enright and 9,214 shares of Common Stock underlying phantom stock issued to Patrick G. Enright, as will have vested, in the aggregate, 60 days from the date hereof.

3
The percentage was calculated based upon 42,742,193 of common stock, as follows: 41,739,279 shares of Common Stock outstanding as of July 25, 2011 as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and 947,867 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons, as well as 45,833 shares of Common Stock underlying stock options issued to Patrick G. Enright and 9,214 shares of Common Stock underlying phantom stock issued to Patrick G. Enright, as will have vested, in the aggregate, 60 days from the date hereof.

Explanatory Note:

This amendment no. 2 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on July 7, 2009 (as amended, the “Schedule 13D”), on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker,” and collectively, the “Reporting Persons”) relating to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”) of Jazz Pharmaceuticals, Inc. (the “Issuer”) in connection with a proposed merger by the Issuer.  Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D.  Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.               Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated as follows:

On July 7, 2009, each of LVP and LCA used approximately $7.0 million, in the aggregate, of investment funds provided to them by their investors to acquire, in the aggregate, 1,895,734 shares of Common Stock and warrants to purchase an additional 947,867 shares of Common Stock (the “Warrants”) pursuant to a Securities Purchase Agreement dated July 6, 2009 (the “Purchase Agreement”), by and among the Issuer and the purchasers identified on the signature pages thereto.  The Purchase Agreement and the terms and conditions contained therein are more fully described in the Issuer’s Current Report on Form 8-K filed on July 7, 2009.

On September 1-2, 2009, each of LVP and LCA used approximately $1.1 million, in the aggregate, of investment funds provided to them by their investors to acquire, in the aggregate, 150,000 shares of Common Stock.

On May 14, 2010, each of LVP and LCA used approximately $7.0 million, in the aggregate, of investment funds provided to them by their investors to acquire, in the aggregate, 838,323 shares of Common Stock.

Since his appointment as a director of the Issuer, Enright has received options to purchase 52,500 shares of Common Stock and phantom stock convertible into 9,214 shares of Common Stock.  Of such stock options, options to purchase 45,833 shares of Common Stock will be vested within 60 days of September 19, 2011.  The shares of phantom stock become payable in shares of Common Stock upon the 10th business day following the earlier to occur of (i) Enright's separation from service as a director or (ii) a Change of Control (as defined under the Issuer's Directors Deferred Compensation Plan).

Item 5.               Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are amended and restated as follows:

(a)  According to the Quarterly Report on Form 10-Q filed by the Issuer for the quarter ended June 30, 2011, as of July 25, 2011, there were 41,739,279 shares of Common Stock outstanding.  LVP is the record holder of 2,827,390 shares of Common Stock and Warrants to purchase 929,243 shares of Common Stock, representing approximately 8.8% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP and LCA and (ii) LCA is the record holder of 56,667 shares of Common Stock and Warrants to purchase 18,624 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants issued to LVP and LCA.  LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them.  The Reporting Individuals are each managing members of LCP, and share the decision making power of LCP.

(b)  LVP, LCA and LCP have shared power to vote and dispose of 3,886,971 shares of Common Stock (giving effect to the shares of Common Stock underlying the Warrants and underlying stock options and phantom stock issued to Enright in connection with his service as a drierctor of the Issuer and are exercisable with 60 days of September 19, 2011).  Enright and Bakker, managing members of LCP, may be deemed to have shared voting and dispositive power with respect to such shares.

(c)  See Item 3 of this Amendment.  None of the Reporting Persons effected any transactions in the Issuer’s securities within the past 60 days.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following paragraphs as the fourth, third and second to last paragraphs of Item 6:

At the closing of the sale of the shares of Common Stock and the Warrants, the Issuer, LVP, LCA and certain other significant stockholders of the Issuer entered into an NOL Preservation Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement restricted certain transactions in the Issuer’s capital stock by the stockholders party thereto until June 2011 in order to minimize the risk that the Issuer will undergo an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code. The Lock-Up Agreement expired in June 2011.

On September 19, 2011, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Azur Pharma Limited, a limited company formed under the laws of Ireland (“Azur”), Jaguar Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Azur (“Merger Sub”), the Issuer and Seamus Mulligan, solely in his capacity as the representative for the Azur security holders.  Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, the Issuer and Azur will combine their businesses in a stock transaction in which (a) Azur will effectuate a restructuring described in the Merger Agreement (the “Reorganization”) and (b) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger as a wholly-owned subsidiary of Azur.  At or prior to the completion of the Merger, Azur will change its name to Jazz Pharmaceuticals plc (“New Jazz”).  The transaction has been approved by the boards of directors of both the Issuer and Azur.  Upon consummation of the Merger (the “Closing”), the security holders of the Issuer prior to the Closing would own slightly under 80% of New Jazz, and Azur’s shareholders would own slightly over 20%.  Pursuant to the Merger Agreement, effective as of the Closing, the directors of New Jazz will be the directors of the Issuer as of immediately prior to the Closing (unless otherwise directed by the Issuer), plus one additional director to be designated by Azur, expected to be Seamus Mulligan, Chairman and CEO of Azur.  The Merger and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on September 19, 2011 (the “Merger 8-K”).

Concurrently with entering into the Merger Agreement, certain affiliates of the Issuer who owned in the aggregate approximately 43% of the outstanding shares of Common Stock as of the date of the Merger Agreement, including LCP on behalf of both LVP and LCA, entered into Voting Agreements with the Issuer and Azur (collectively, the “Voting Agreements”) pursuant to which they agreed, among other things, to vote their shares of the Issuer in favor of the Merger, in favor of the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement.  The Voting Agreements also prohibit each of the stockholders that executed the Voting Agreements from selling or otherwise transferring securities of the Issuer owned by the stockholder as of the date of the Voting Agreements and all additional securities of the Issuer of which the stockholder acquires ownership during the term of the Voting Agreements.  The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of the form of which is incorporated by reference hereto from Exhibit 99.1 of the Merger 8-K.

Item 7.               Material to Be Filed As Exhibits.

Exhibit A:	Form of Warrant issued on July 7, 2009 (incorporated herein by reference to Exhibit 4.9 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit B:
Securities Purchase Agreement, dated July 6, 2009, by and among the Issuer and the purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.87 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit C:
Investor Rights Agreement, dated July 7, 2009, by and among the Issuer and the purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.88 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit D:	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.89 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009)

Exhibit E:	Form of Voting Agreement (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 19, 2011)

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 2011

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

/s/ Juliet Tammenoms Bakker	By: LONGITUDE CAPITAL PARTNERS, LLC
Juliet Tammenoms Bakker	Its: General Partner

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member